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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                              to

Commission file number 0-27414

REMEC, Inc. Profit Sharing 401(k) Plan
3790 Via de la Valle
Del Mar, CA 92014
(Full title of the plan and the address of the plan)

REMEC, Inc.
3790 Via de la Valle
Del Mar, CA 92014
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REMEC, Inc.
Profit Sharing 401(k) Plan

Audited Financial Statements and
Supplemental Schedule

Year ended December 31, 2001

Report of Ernst & Young LLP, Independent Auditors

REMEC, Inc. as Plan Administrator of
REMEC, Inc. Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of REMEC, Inc. Profit Sharing 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                    /s/ Ernst & Young LLP
                                    ERNST & YOUNG LLP

San Diego, California
May 9, 2002

REMEC, Inc.
Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2001	2000
Cash	$10,646	$—
Investments, at fair value based on market price:
Mutual funds	25,950,463	25,008,637
Interest bearing cash	—	688,991
REMEC, Inc. common stock	6,895,707	6,960,540
Investments, at estimated fair value:
Participant loans	1,485,764	1,538,541

Total investments	34,331,934	34,196,709
Receivables:
Employer contributions receivable	194,588	190,594
Due from brokers for sales of securities	—	27,423

Total receivables	194,588	218,017

Liabilities:
Due to brokers for purchases of securities	—	(286,610)

Total liabilities	—	(286,610)

Net assets available for benefits	$34,537,168	$34,128,116

See accompanying notes.

REMEC, Inc.
Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:
Employee contributions	$4,126,750
Rollover contributions	638,469
Employer contributions, net of forfeitures	929,225
Interest and dividends	688,740
Net depreciation in fair value of investments	(2,620,409)

Total additions	3,762,775
Deductions:
Distributions to participants	3,305,431
Transfer out	29,915
Administrative expenses	18,377

Total deductions	3,353,723

Net increase	409,052
Net assets available for benefits at:
Beginning of year	34,128,116

End of year	$34,537,168

See accompanying notes.

REMEC, Inc.
Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2001

1. Significant Accounting Policies

General

The financial statements of REMEC, Inc. Profit Sharing 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts from the previous year have been reclassified to conform to current year presentation.

Investment Valuation and Income Recognition

Investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The shares of REMEC, Inc. common stock are valued at quoted market prices at year-end. The participant loans are valued at their outstanding balance, which approximates fair value.

The REMEC, Inc. Common Stock Fund consists of the underlying company stock and a short-term cash component, Fidelity Institutional Money Market Fund, to provide liquidity for daily trading.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

General

The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of REMEC, Inc. (the "Company"). The effective date of the Plan is January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company pays most administrative expenses of the Plan. Certain investment management fees and other charges paid to the trustee are offset against fund performance in the net appreciation (depreciation) section of the statement of changes in net assets available for benefits and are not, therefore, separately reflected as administrative expenses.

The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the Statement of Net Assets Available for Benefits.

Eligibility

The Plan covers all employees of the Company. There is no service requirement. Employees may elect to join the Plan quarterly on January 1, April 1, July 1, and October 1.

Contributions

Each year, participants may contribute from 1% to 15% of pretax compensation, as deferred in the Plan and subject to the annual limits of the Internal Revenue Code.

The Company may make a discretionary profit-sharing contribution in an amount to be determined annually by the Sponsor. A participant must be employed on the last day of the plan year and have earned at least 500 hours of service to be eligible for any profit-sharing contributions. The profit-sharing contributions to the Plan are allocated based on the ratio of each participant's compensation to total compensation of all eligible participants. There were no discretionary profit-sharing contributions during 2001.

The Company also makes a matching contribution. The matching contribution is an amount equal to the percentage determined by the Sponsor of all of the tax deferred contributions of eligible participants for the contribution period up to a maximum match of $720 annually.

Participant Accounts

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan's earnings or losses. The benefit to which a participant is allowed is limited to the balance in his account.

Forfeitures

Forfeited balances of terminated participants' non-vested accounts are retained in the Plan and will first be applied against the Plan's expenses for the plan year, and will then be used to reduce future employer contributions. The balance of forfeited non-vested accounts was not material as of December 31, 2001 or 2000.

Vesting

Participants are immediately vested in their elective contributions, plus actual earnings thereon, and such amounts are non-forfeitable. With regard to employer matching and discretionary contributions, participants are 50% vested after one year and 100% vested after two years of service.

Participants Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 6.50% to 12%. Principal and interest is paid through bi-weekly payroll deductions.

Payment of Benefits

Upon termination of service for any reason, a participant's account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor's option, if the account balance is $5,000 or less, the entire balance may be distributed.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

3. Investments

Fidelity Management Trust Company, the Trustee of the Plan, holds the Plan's investments and executes all investment transactions. During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net realized and unrealized appreciation (depreciation) in fair value of investments
Common stock	$501,073
Mutual funds	(3,121,482)

Total	$(2,620,409)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31,
	2001	2000
Fidelity Magellan Fund	$4,724,291	$4,954,541
Fidelity Contrafund	2,499,690	2,823,777
Fidelity Growth Company Fund	4,449,496	5,349,526
Fidelity Investment Grade Bond Fund	1,803,226	1,296,426
Fidelity Growth and Income Portfolio	3,982,233	4,225,993
Fidelity Asset Manager	2,515,934	2,161,673
Fidelity Retirement Money Market Portfolio	4,982,739	3,334,362
REMEC, Inc. Common Stock	6,895,707	6,960,540

4. Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated May 26, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

Supplemental Schedule

REMEC, Inc.
Profit Sharing 401(k) Plan

Employer ID #95-3814301, Plan 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of issue	(c) Description of asset	(e) Current Value
*	Fidelity Management Trust Company
	Fidelity Magellan Fund	45,329.980 shares	$4,724,291
	Fidelity Contrafund	58,444.928 shares	2,499,690
	Fidelity Growth Company Fund	83,605.714 shares	4,449,496
	Fidelity Investment Grade Bond Fund	245,671.180 shares	1,803,226
	Fidelity Growth and Income Portfolio	106,533.781 shares	3,982,233
	Fidelity Asset Manager	162,318.323 shares	2,515,934
	Fidelity Retirement Money Market Portfolio	4,991,126.040 shares	4,982,739
	Fidelity Diversified International Fund	16,246.521 shares	309,984
	Spartan US Equity Index Fund	16,802.900 shares	682,870
*	REMEC, Inc. Common Stock	690,261.000 shares	6,895,707
*	Participant loans	6.50% to 12.00% interest, various maturities	1,485,764

			$34,331,934

*
Indicates party-in-interest

EXHIBITS

23.1.
Consent of Ernst & Young LLP, Independent Auditors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, REMEC, Inc., as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2002
REMEC, Inc. PROFIT SHARING 401(k) PLAN
	By:	REMEC, Inc.
	By:	/s/ DAVID L. MORASH
David L. Morash
Executive Vice President and Chief Financial Officer

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REMEC, Inc. Profit Sharing 401(k) Plan
Contents
Report of Ernst & Young LLP, Independent Auditors
REMEC, Inc. Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
REMEC, Inc. Profit Sharing 401(k) Plan
REMEC, Inc. Profit Sharing 401(k) Plan
Supplemental Schedule REMEC, Inc. Profit Sharing 401(k) Plan Employer ID #95-3814301, Plan 001 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001
EXHIBITS
SIGNATURES